Exhibit 99.1

Date: February 23, 2024	324-8th Avenue SW, 8th floor
Calgary AB, T2P 2Z2
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: NORTH AMERICAN CONSTRUCTION GROUP LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 04, 2024
Record Date for Voting (if applicable) :	April 04, 2024
Beneficial Ownership Determination Date :	April 04, 2024
Meeting Date :	May 15, 2024
Meeting Location (if available) :	Acheson, AB
Issuer sending proxy related materials directly to NOBO: Yes	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	656811106	CA6568111067

Sincerely,

Computershare
Agent for NORTH AMERICAN CONSTRUCTION GROUP LTD.